P. O. Box 1041 Chesterfield, MO 63006-1041	David L. Fleisher Vice President, Chief Financial Officer & Secretary Phone: 314-216-2893 Fax: 314-216-2601 Email: dfleisher@huttig.com

February 2, 2007

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 7010

Washington, D.C. 20549-7010

RE:	Huttig Building Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 9, 2006
File No. 001-14982

Dear Mr. Hartz,

This letter sets forth the response of Huttig Building Products, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated December 20, 2006, with respect to the above referenced Company filing.

We have set forth below in italic type the comments set forth in the comment letter and each comment is followed by the Company’s response.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.

Segment Disclosure

1.

We have reviewed your comment to our prior comment 1 in our letter dated November 16, 2006. Regarding your operation segment analysis, you state that you have only one operating segment, as you do not consider the profitability information provided to the CODM to be discrete financial information by region or branch. However, based on the CODM reports you supplementally provided to us in Exhibit A in your response dated December 8, 2006, it is unclear to us how you determined your conclusion. Specifically, we note that your CODM reports include, for each of your branches, information regarding net sales, gross profit and operating profit by month, quarter, and year-to-

Mr. John Hartz

February 2, 2007

date. In addition, we note that your CODM receives a separate report detailing net inventory, inventory turns, inventory adjustments, expenses, and headcount by branch. Therefore, it appears that discrete financial information is available to your CODM.

Further, in consideration of paragraph 29 of SFAS 131, which states that the amount of each segment item reported shall be the measure reported to the CODM for purposes of making decisions about allocating resources to the segment or assessing its performance, your response that the disclosure of regional (or branch) financial information currently in the CODM package would not be meaningful to readers is unclear to us.

We further note in your response that you have Regional Vice Presidents in order to manage branch locations, facilitate customer service and reduce the span of control to a more reasonable level. Paragraph 14 of SFAS 131, states that generally, an operating segment has a segment manager.

Consequently, in light of the above, it appears that each of your branches represents an operating segment. Please advise.

2.	With respect to your aggregation analysis, in our prior comment 1, we requested an analysis that included historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins by operating segment. However, you have only provided to us historical net sales, gross margins, and gross margin percentages by region. Further, you have not demonstrated in your response to us that each of your operating segments has similar economic characteristics. Specifically, on page 3 of your response, you state that you have several branches that have historically underperformed. In addition, you have responded to our prior comment 4 on page 6, that your valuation allowance is for state net operating loss carry-forwards because in some states, you have operations that have historically generated operating losses.

Further, based on your CODM reports, as well as the analysis you provided in Exhibit B of your response, we note variations in the gross profit margins, operating profit margins, as well as in the trends in net sales, gross profit, gross profit margins, operating profit, and operating profit margins amongst your branches.

In addition, you disclose in your response on page 4, that you believe that national economic factors, such as the level of national housing starts, among other factors, most strongly affect your results. We further note your risk factor on page 8 that your sales depend heavily on the strength of national and local new residential construction. We draw your attention to the fact that several publicly traded homebuilders have recently revised their reportable segments, as they have determined that their operations across the country do not have similar economic characteristics based on market conditions affecting various locations in different manners. In consideration of the recent downturn in the homebuilding industry, please tell us how you have determined that the decline in the level of national and local housing starts has equally impacted the performance of each of your branches.

Mr. John Hartz

February 2, 2007

In light of the above, your response does not support your current conclusion that your operating segments share similar economic characteristics and therefore can be aggregated into one reportable segment pursuant to paragraph 17 of SFAS 131. As requested in our prior comment 1, please provide to us an analysis that includes historical operating profits and operating profit margins, as well as EBITDA by operating segment. In addition, address any differences in trends these financial indicators depict. Please also address the differences in the trends in your net sales.

After further review of the Company’s operations and after considering the staff’s comments, the Company believes that it has four geographic operating segments each reporting to a Regional Vice President. Although the Company believes these four segments meet the aggregation criteria of paragraph 17 of SFAS 131, the Company recognizes that similar economic characteristics is a subjective determination requiring a level of judgment by management. As a result, after considering the overall objective of SFAS 131, the Company has concluded that it will provide all segment disclosure information required by paragraphs 25-39 of SFAS 131 for each of the four separate geographic regions within its 2006 Form 10-K which the Company plans to file in the next 30 days.

As a nationwide distributor of building products, a key strategic initiative of the Company is to maintain a presence in key geographic markets across the United States. This presence is maintained through the operation of approximately 42 separate branches nationwide. As stated in our earlier response to the Staff, all 42 branches are very similar in that they purchase the same types of inventory from the same vendors and then distribute this inventory to the same class of customer, and in many cases, the same national customer. To provide for effective management oversight of the Company’s operations, these 42 branches are summarized into four separate geographic regions, each of which maintains a separate Regional Vice President. Although all branch information is ultimately submitted to the CODM, this information is summarized by each of the four regions in the information provided to the CODM to provide for an easier and more effective review process by the CODM. Refer to the supplemental information in the Company’s initial written response to the Staff for an example of the information reported to the CODM. In essence, the CODM’s review is effectively supplemented by the efforts of the Regional Vice Presidents, who serve to manage the branch locations, facilitate customer service, and reduce the span of control of the CODM to a more reasonable level. These individuals are directly accountable to and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the region. These four individuals are primarily compensated based on their efforts in managing their respective regions. We believe that these four Regional Vice Presidents are considered to be segment managers as defined by paragraph 14 of SFAS 131.

Furthermore, paragraph 13 of SFAS 131 contemplates that a CODM may receive more than one set of information and that in this case other factors may identify a single set of components as constituting an enterprise’s operating segments including the nature of the business activities of each component, the existence of managers responsible for them and the information that is presented to the Board of Directors. As discussed above, each of the four regions has a segment manager and the nature of the business activities is very similar. Lastly, the monthly operating information that is submitted to the Board of Directors is summarized based on the four regions in addition to the 42 branches. See example of such monthly operating information attached as Attachment A.

Mr. John Hartz

February 2, 2007

In the context of paragraphs 1-4 of SFAS 131, the objective of SFAS 131 is to provide information about the different types of business activities in which a Company engages and the different economic environments in which it operates to help users of its financial statements better understand the Company’s performance, assess its prospects for future cash flows, and to make informed judgments about the Company as a whole. This information should be identified and reported in the same manner by which the Company organizes its operations to make decisions and assess performance. Based on this objective, as well as the existence of the Regional Vice Presidents, the Company has concluded that each geographic region represents an operating segment as defined by SFAS 131.

In assessing the potential for aggregation of these four regions as one reportable segment, the Company considered the guidance outlined in paragraph 17 of SFAS 131. This paragraph states that in aggregating operating segments, the Company should consider whether aggregation is consistent with the objectives of the statement and whether the operating segments have similar economic characteristics as well as similar products and services, production processes, types of customers, distribution methods, and regulatory environments. As commented in the Company’s initial response to the Staff, we believe the Company’s four separate regions and therefore the 42 separate branches, meet primarily all of these aggregation criteria. However, we also recognize that applying the definition of similar economic characteristics and considering whether different operating locations will exhibit similar long term financial performance is subjective and dependent on a level of judgment by management. Moreover, aggregation under paragraph 17 of SFAS 131 is permissive and not required. Therefore, in considering the overall objective of SFAS 131 and after giving specific consideration as to whether aggregation of the four operating segments is in agreement with the overall objective of SFAS 131, we have concluded that the Company will provide all segment disclosure information required by paragraphs 25-39 of SFAS 131 for each of the four separate regions within our 2006 Form 10-K which we plan on filing in the next 30 days. See draft footnote disclosure attached as Attachment B.

As of January 18, 2007, the company has reorganized its operations which included eliminating two segment manager positions (and their supporting regional staffs) and combining all four regions into two, East and West. Since these changes were effected after December 31, 2006, the impact will not be reflected in our Form 10-K for the year then ended. The company will report these two segments in its financial statements in its first quarter 2007 Form 10-Q and, in accordance with paragraph 34 of SFAS 131, will recast the prior year segment information to be comparable to the revised two-segment presentation.

SUPPLEMENTAL HISTORICAL FINANCIAL INFORMATION

As requested by the Staff, we are providing to you, supplementally, an analysis for the last five completed years (2002-2006) of net sales, gross margin, gross margin percentage, operating profit, operating profit percentage and EBITDA for each of the Company’s four regions, including the respective branch information for each region. See Attachment C. Please note that EBITDA by region is not a measure that is reviewed by the Regional Vice Presidents or the CODM.

Mr. John Hartz

February 2, 2007

COMPARISON TO PUBLICLY TRADED HOMEBUILDERS

As requested by the Staff, the Company takes note that several publicly traded homebuilders have recently revised their reportable segments, as they have determined that their operations across the country do not have similar economic characteristics based on market conditions affecting the various locations in different manners. While we are not privy to the data and analysis used by these homebuilders to make this determination, we believe that there are several factors that distinguish the building material distribution industry in which the Company operates from the homebuilding industry. These factors include the new home builders’ focus on new construction, as compared to the building material distribution industry’s focus on both new construction and repair and remodeling. Repair and remodeling is not dependent on new housing starts. In addition, new homebuilders’ overall cost structure is significantly different from the building material distribution industry’s cost structure. The new homebuilder’s key components of their cost of operations are the cost of land and labor while the building material distribution industry’s cost structure is based primarily on the cost of materials purchased from vendors and certain commodity costs which tend to be consistent across the country (other than for transportation costs). As a result, large homebuilders face difference economic characteristics in different geographic regions due to regional variations in the availability of affordable and developable land, local and regional zoning and environmental restrictions, the availability of local construction labor, and the type of housing to be constructed (i.e. single family, multi-family, etc).

In contrast to the large publicly-traded homebuilders, we believe Huttig is more similar to its publicly traded competitors and customers that are in the business of buying and reselling building material products from multiple branch/store locations. Although we are not privy to the data and analysis used by these entities to make these determinations, we did note that these companies have typically presented their operations as one reportable segment. In fact we were unable to find any publicly traded companies that presented their domestic building material distribution business as more then one reportable segment.

On behalf of Huttig Building Products, Inc., I thank you for your consideration of our response. Should the Staff have further questions or comments or need any further information or clarification, please call me at (314) 216-2893.

Sincerely,

/s/ David L. Fleisher
Vice President – Chief Financial Officer